Exhibit 4.3

THE MIDDLEBY CORPORATION

1400 Toastmaster Drive, Elgin, Illinois 60120 • (847) 741-3300 • Fax (847) 741-9561

CONFIDENTIAL

December 23, 2002

Maytag Corporation
403 W. Fourth Street North
Newton, Iowa 50208
Attention: General Counsel

     Re: The Middleby Corporation – Subordinated Promissory Notes

Ladies and Gentlemen:

     Reference is made to the two subordinated promissory notes (the “Original Notes”) issued by The Middleby Corporation (the “Company”) to Maytag Corporation (“Maytag”) dated December 21, 2001 in the original principal amounts of $12,167,769 and $6,000,000, respectively, pursuant to the terms of the Stock Purchase Agreement, dated as of August 30, 2001, as amended, between the Company and Maytag, and to any and all outstanding subordinated promissory notes issued subsequently in payment of interest on the Original Notes or on other such subsequently-issued subordinated promissory notes (all such subordinated promissory notes, including the Original Notes, being referred to herein collectively as the “Subordinated Notes,” and each as a “Subordinated Note”).

     The Company and Middleby Marshall Inc. (“Middleby Marshall”) are currently contemplating a transaction or transactions (collectively, the “Transaction”) in which (i) Middleby Marshall would prepay its $25,000,000 aggregate principal amount of senior subordinated promissory notes due September 14, 2006 issued pursuant to that certain Note and Equity Purchase Agreement (the “Purchase Agreement”), dated as of December 21, 2001, among the Company, Middleby Marshall, the securities purchasers from time to time party thereto and American Capital Financial Services, Inc., as administrative agent for such securities purchasers (such prepayment, including the payment of any applicable prepayment fee and additional outstanding principal representing paid-in-kind interest, being referred to hereinafter as the “Prepayment”) and (ii) the Company would purchase, repurchase or redeem one or more of the stock purchase warrants issued by it pursuant to the Purchase Agreement (such purchase, repurchase or redemption being referred to hereinafter as the “Repurchase”) and (iii) that certain Credit Agreement, dated as of December 21, 2001, among Middleby Marshall, the Company, various financial institutions party thereto (together with their respective successors and assigns, the “Lenders”) and Bank of America, N.A., as administrative agent for the Lenders, would be amended and restated.

The Middleby Corporation
December 23, 2002

     Please indicate, by signing in the space provided on the signature page hereto, your consent to the consummation of the Transaction as described above and your express and irrevocable waiver of any right that Maytag might otherwise have to declare all or any portion of the unpaid principal amount of the Subordinated Notes or any Subordinated Note, together with interest thereon, to be immediately due and payable upon the occurrence of or as a result of the Prepayment and/or the Redemption (such consent and waiver being referred to hereinafter as the “Consent and Waiver”).

     Except as expressly set forth herein, the Consent and Waiver shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights or remedies of Maytag under the Subordinated Notes, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Subordinated Notes, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

     In consideration for the Consent and Waiver, the Company hereby agrees to pay Maytag a fee of $10,000. Maytag agrees that it shall bear its own fees and expenses incurred in connection with this letter and the matters addressed herein, including, without limitation, the Consent and Waiver.

     A copy of this letter may be furnished to the administrative agent (the “Agent”) for the Lenders (as defined below) under that certain Credit Agreement dated as of December 21, 2001, as amended, among the Company, Middleby Marshall, various financial institutions (together with their respective successors and assigns, the “Lenders”) and Bank of America, N.A., as the Agent, in connection with the amendment and restatement thereof.

     This letter shall be governed by, and construed in accordance with, the laws of the State of Illinois without regard to the conflicts of law rules thereof that would require the application of the laws of another jurisdiction.

     This letter may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page follows.]

The Middleby Corporation December 23, 2002 Page 3 Please indicate your acceptance of the terms hereof by returning to us an executed copy of this letter.

Very Truly yours, THE MIDDLEBY CORPORATION By: /s/ David B. Baker —————————————————— Name: David B. Baker Title: Vice President, Chief Financial Officer
Acknowledged and agreed to as of the date first written above:

MAYTAG CORPORATION By: /s/ Roger K. Scholten —————————————————— Name: Roger K. Scholten Title: Senior Vice President and General Counsel